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SECURI 05042639 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2004 (MM/DD/YY) AND ENDING 04/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Smith and Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10604 NE 38th Place, Suite 125
(No. and Street)

Kirkland (City) WA (State) 98033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle E Hayne (425) 803-9893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1001 Fourth Avenue, Suite 2900 (Address) Seattle (City) WA (State) 98154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 7/19

OATH OR AFFIRMATION

I, Michelle E Heyne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. Smith & Associates, Inc., as of April 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
SHARLENE M BOLDUC
My Appointment Expires May 12, 2009

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
R. W. Smith & Associates, Inc.

We have audited the accompanying statement of financial condition of R. W. Smith & Associates, Inc. (the Company) as of April 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of R. W. Smith & Associates, Inc. as of April 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 8, 2005

A member of
Moores Rowland International
an association of independent
accounting firms throughout

R. W. SMITH & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2005

ASSETS

ASSETS	
Cash and cash equivalents	$ 667,440
Receivable from broker-dealers and clearing organization	1,473,644
Income taxes receivable	126,473
Securities owned, at market value	98,985
Securities owned, not readily marketable, at estimated fair value	3,556
Prepaid expenses and deposits	79,291
Note receivable from related party	216,691
Furniture and equipment, net	150,496
	$ 2,816,576

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to broker-dealers and clearing organization	$ 1,359,933
Accounts payable and accrued expenses	259,466
Contingent liability	150,000
Deferred income tax liability	27,500
	1,796,899
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDERS' EQUITY	
Class A voting common stock, $0.25 par value - Authorized, 200,000 shares; issued and outstanding, 58,419 shares	14,605
Class B nonvoting common stock, no par value - Authorized, 1,500,000 shares; issued and outstanding, 525,771 shares	-
Additional paid-in capital	864,032
Retained earnings	141,040
	1,019,677
	$ 2,816,576

See accompanying notes.

R. W. SMITH & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED APRIL 30, 2005

REVENUES	
Commissions	$ 6,315,283
Management fees	1,445,248
Interest	11,555
Net gain on principal transactions	47,187
	7,819,273
EXPENSES	
Employee compensation and benefits	5,230,301
Operating	1,742,852
Communications	755,328
Clearance fees	340,726
Occupancy	282,559
Interest	17,128
Depreciation and amortization	62,489
Other	61,402
Total expenses	8,492,785
LOSS BEFORE FEDERAL INCOME TAX	(673,512)
FEDERAL AND STATE INCOME TAX BENEFIT	98,973
NET LOSS	$ (574,539)

See accompanying notes.

R. W. SMITH & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED APRIL 30, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, April 30, 2004	$ 14,605	$ 364,032	$ 715,579	$ 1,094,216
Capital contributions	-	500,000	-	500,000
Net loss	-	-	(574,539)	(574,539)
BALANCE, April 30, 2005	$ 14,605	$ 864,032	$ 141,040	$ 1,019,677

See accompanying notes.

R. W. SMITH & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (574,539)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	62,489
Unrealized gain on securities owned	(47,187)
Deferred income taxes	27,500
Changes in operating assets and liabilities	
Receivable from brokers and dealers and clearing organizations	104,593
Income taxes receivable	(126,473)
Securities owned, net	(4,551)
Prepaid expenses and deposits	(24,085)
Payable to brokers and dealers and clearing organization	(225,120)
Accounts payable and accrued expenses	(119,646)
Contingent liability	150,000
Net cash from operating activities	(777,019)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(15,102)
Payments on shareholder note	23,881
Net cash from investing activities	8,779
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	500,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(268,240)
CASH AND CASH EQUIVALENTS	
Beginning of year	935,680
End of year	$ 667,440
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 17,128
Cash paid for income taxes	$ 25,000

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Organization - R. W. Smith & Associates, Inc. (the Company) is registered as a "municipal securities brokers' broker" as defined in subsection (ii) of the Rule 15c3-1(a)(8) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the state of Washington, received its approval for membership in the National Association of Securities Dealers, Inc. (NASD) on September 18, 1985, and began business on September 19, 1985. With 9 trading locations, the Company does business with broker-dealers and dealer-banks located throughout the United States.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned - Securities owned are marked to market at month end based on available bid prices. Restricted non-marketable securities and other investments for which market prices are not readily available are reported at estimated fair value as determined by management. Changes in fair value are included as net gain or loss on principal transactions in the statement of operations.

Furniture and Equipment - Office furniture, equipment and leasehold improvements are carried at cost and depreciated over five to seven years using the straight-line method. Maintenance and repairs are expensed when incurred.

Securities Transactions - State and municipal bond transactions are recorded on a settlement date basis, generally three business days after the trade date. As of April 30, 2005 and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis. Commission and related clearing expenses are recorded as securities transactions occur.

Management Fees - Management fees consist of amounts earned through outsourcing the Company's employees to another broker-dealer. Net revenue is recognized as earned.

Income Taxes - Income taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company maintains its cash balances in two financial institutions located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Receivable From and Payable To Broker-Dealers and Clearing Organization

The Company clears certain of its proprietary and interdealer counterparty transactions through a clearing firm on a fully disclosed basis.

The Agreement between the Company and its clearing firm provides that the Company is obligated to resolve or assume any exposure related to nonperformance by counterparties. The Company monitors real-time clearance and settlement of all interdealer transactions on and throughout all calendar settlement days. In the event of nonperformance by an interdealer counterparty, the Company may be required to purchase or sell financial instruments at favorable or unfavorable market prices resulting in either a consequent gain or loss.

Accounts receivable from and payable to broker-dealers and clearing organizations consist of the following:

	Receivable	Payable
Bonds failed-to-deliver/receive	$ 1,340,740	$ 1,337,752
Payable to clearing organization	-	22,181
Receivable from clearing organization	132,904	-
	$ 1,473,644	$ 1,359,933

The payable to clearing agent is for Company transactions and is collateralized by Company securities as defined by SEC Rule 15c3-1(a)(8)(v). Interest is at a fluctuating rate (4.75% at April 30, 2005).

Note 3 - Securities Owned

Securities owned consist of exchange traded equity securities at April 30, 2005. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 4 - Furniture and Equipment

Furniture and equipment consists of the following at April 30, 2005:

Data processing equipment	$ 242,644
Office equipment	29,840
Office furniture	29,159
Telephone equipment	10,104
Leasehold improvements	1,250
	312,997
Less: accumulated depreciation and amortization	162,501
	$ 150,496

Note 5 - Commitments and Contingencies

Leases - The Company leases office space in several locations under non-cancelable leases with an initial term greater than one year. In addition, the Company leases office equipment and pays a licensing fee for the installation, operation and maintenance of a trading system under a month-to-month cancelable licensing agreement, which is classified as an operating expense. This agreement was effective as of May 4, 1995.

Note 5 - Commitments and Contingencies (Continued)

Aggregate annual base rental commitments under all leases, subject to certain escalation charges which are included in the schedule below, for rental of office space and equipment as of April 30 are as follows:

2006	$ 310,888
2007	83,940
2008	20,049
	$ 414,877

Rental expense for office space, equipment and licensing fees totaled $282,559 for the year ended April 30, 2005. The Company has not recorded scheduled rent escalations as an adjustment to rent expense on the basis the adjustment is not material.

Financial Instruments with Off-Balance-Sheet Risk - The Company is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to certain off-balance-sheet and credit risks in the event a counterparty is unable to fulfill its contractual obligations.

In accordance with industry practice, brokers are not required to deliver cash or securities to the Company's clearing agent until settlement date, which is generally three business days after trade date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

Legal - The Company is a party to various legal and regulatory proceedings. Although the final outcome of any of these proceedings cannot be predicted with certainty, the management of the Company, after consultation with counsel, believes it is probable payments of $150,000 will be required in connection with resolution of these proceedings, and has recorded this amount as a contingent liability.

Note 6 - Federal and State Income Taxes

The components of the income tax benefit are as follows:

Current	$ 126,473
Deferred	(27,500)
Income tax benefit	$ 98,973

The income tax benefit differs from the expected tax computed at statutory rates due primarily to the treatment of the deductibility of certain expenses, including meals and entertainment, penalties, and non-deductible legal fees. A reconciliation between the income tax benefit at statutory rates and the recorded benefit is as follows for the year ended April 30, 2005:

Income tax benefit at statutory rate	$ 229,000
State and local taxes	14,973
Permanent differences	(94,939)
Adjustment of temporary differences	(50,061)
	$ 98,973

The Company's deferred tax asset of $11,100 arises primarily from the difference between the book and tax methods of recognizing deferred compensation and marketable securities. The deferred tax liability of $38,600 arises from the difference between the book and tax methods of recognizing depreciation and amortization.

Note 7 - 401(k) Plan

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, and is available to all eligible employees. The Company does not currently match employees' contributions to the plan, but does pay all administrative fees to the plan, which amounted to $1,395 for the year ended April 30, 2005.

Note 8 - Related Party Transactions

The principal shareholder also has ownership interest in other companies that have not been consolidated in these financial statements. The Company did not engage in any transactions with the unconsolidated companies.

The Company has a loan receivable of $216,691 due from the principal stockholder. The loan bears interest at applicable federal rates and is payable on demand. No interest payments were made and no income recognized in connection with this loan during the year ended April 30, 2005.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(8)(iii), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2005, the Company had net capital of $441,606, which was $291,606 in excess of its required net capital of $150,000. The Company's net capital ratio was 0.98 to 1.

Note 10 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.



SUPPLEMENTARY INFORMATION

R. W. SMITH & ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2005

COMPUTATION OF NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 1,019,677
Deductions and/or charges		
Non-allowable assets		
Furniture and equipment	$ 150,496	
Unsecured receivables	318,249	
Prepaid expenses and deposits	79,921	
Securities not readily marketable	3,556	
		552,222
Aged fail-to-deliver		
1. Number of items - 3		5,922
Net capital before haircuts on securities positions		461,533
Security haircuts		19,927
Net capital		$ 441,606
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement, aggregate indebtedness method		$ 28,826
Minimum dollar net capital requirement pursuant to Rule 15c3-1		$ 150,000
EXCESS NET CAPITAL		$ 291,606
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 409,466
Payable to clearing organization		22,181
		$ 431,647

A reconciliation of the Company's computation of net capital is not necessary pursuant to Rule 17a-5(d)(4) because no material differences exist between the above computation and amounts included in the corresponding unaudited Form X-17a-5 filing as of April 30, 2005.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2005

The Company is exempt from Rule 15c3-3 under Section (k)(1), in that its dealer transactions are limited and it does not trade or carry customer accounts and does not hold customer funds.

R. W. SMITH & ASSOCIATES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2005

The Company is exempt from Rule 15c3-3 under Section (k)(1), in that its dealer transactions are limited and it does not trade or carry customer accounts and does not hold customer funds.


MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
R. W. Smith & Associates, Inc.

In planning and performing our audit of the financial statements of R. W. Smith & Associates, Inc. (the Company) for the year ended April 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the shareholder, management, the SEC, the National Association of Securities Dealers and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Moss Adams LLP

Seattle, Washington
June 8, 2005